SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
January 6, 2005


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

30,344

9. SOLE DISPOSITIVE POWER

2,134,496_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,134,496

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.36%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.1 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The reporting person has sent the attached letter (Exhibit 1)to the issuers Board of Directors.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the semi-annual report filed on Septemebr 9, 2004 there were 25,522,725 shares outstanding as of June 30, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 2,134,496 shares of GF or 8.36% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip
Goldstein for 2,134,496 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 685,364 shares and jointly for 30,344 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

11/12/04  4,600 @ 8.32
11/16/04  11,000 @ 8.32
11/18/04  3,000 @ 8.33
12/8/04   1,700 @ 8.9
12/10/04  400 @ 8.7
12/16/04  12,000 @ 8.815
12/13/04  18,000 @ 8.87
1/5/05    1,100 @ 8.95
1/6/05    250,000 @ 8.96

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Board of Directors.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/11/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein




 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   December 30, 2004

The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Board Members:

As you know, I, on behalf of my clients, am the largest beneficial stockholder of The New Germany Fund, Inc. (the "Fund"). At the Fund's annual meeting on June 22, 2004, stockholders approved by a margin of 61% to 39%1 a proposal we submitted requesting that the board of directors promptly take the steps necessary to open-end the Fund or otherwise enable stockholders to realize net asset value for their shares. On October 20, 2004, we filed a Schedule 13D with the SEC in which we stated that "the board should take meaningful action to address the Fund's discount at the next board meeting." On November 17, 2004, the board publicly "reaffirmed its commitment to the closed-end format as in the best interests of its long-term investors" and "declined to initiate action to open-end or effect a tender offer or large stock repurchases, as not serving the long-term interests of the Fund's shareholders."
You are entitled to your opinion and may refuse to implement a non-binding proposal. By the same token, a stockholder that is dissatisfied with the board's position has the right to attempt to elect directors whose views are consistent with his own. Therefore, under the circumstances, we see no alternative but to nominate a sufficient number of candidates to fill the seats that will be up for election at the next annual meeting of stockholders.
We intend to comply with the Fund's advance notice requirements. However, we have not been able to locate any nominees that meet the qualifications set forth in section 3 of Article II of the Fund's bylaws2 and that would be acceptable to us even though we have made a good faith effort to do so. Therefore, we ask that the board consider voluntarily waiving or eliminating these qualifications. Your refusal to do so would leave us no alternative but to litigate.

A number of legal precedents have established that the question of who shall constitute a corporation's board of directors (including who may be nominated) is for the shareholders to decide and is not to be left to the board's business judgment. Courts have frequently cited this principle in invalidating unwarranted impediments on the right of stockholders to elect directors of their own choosing.

We hope that litigation can be avoided but we will not shirk from it either. Please call us if you would like to discuss this matter. In any event, we would appreciate a prompt response to this request. Thank you.

                                        Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager


_______________________________
1 The actual voting results were as follows: For: 6,948,617;
Against: 4,451,528, Abstain: 239.889.
2 Section 3 of Article II of the Fund's bylaws states in relevant part:
     "Relevant Experience and Country Knowledge'" means experience in business, investment, economic or political matters of Germany or the United States through service for 10 of the past 20 years (except where a shorter period is noted) in one or more of the following principal occupations:
     (1) senior executive officer or partner of a financial or industrial business headquartered in Germany that has annual revenues of at least the equivalent of US $500 million,
     (2) senior executive officer or partner of a financial or industrial business headquartered in the United States that has annual revenues of at least the equivalent of US $500 million and whose management responsibilities include supervision of European business operations,
     (3) director (or the equivalent) for 5 of the past 10 years of one or more investment businesses or vehicles (including this Corporation) a principal focus of which is investment in Germany and that have at least the equivalent of US $250 million in combined total assets of their own,
     (4) senior executive officer or partner of an investment management business having at least the equivalent of US $500 million in securities of German companies or securities principally traded in Germany under discretionary management for others,
     (5) senior executive officer or partner of a business consulting, accounting or law firm having at least 100 professionals and (b) whose principal responsibility involves or involved providing services involving European matters for financial or industrial businesses, investment businesses or vehicles or investment management businesses as described in (1)-(4) above,
     (6) senior official (including ambassador or minister) in the national government, a government agency or the central bank of Germany or the United States, in a major supranational agency or organization of which Germany or the United States is a member, or in a leading international trade organization relating to Germany or the United States, in each case in the area of finance, economics, trade or foreign relations, or
     (7) current director or senior officer (without regard to years of service) of an investment manager or adviser of the Corporation, or of any entity controlling or under common control with an investment manager or adviser of the Corporation.